Tara Minerals Corp. 375 N. Stephanie St. Bldg. 2, Ste. #211 Henderson, NV 89014 - Ph: 888-901-4550 / Fax 630-597-2508 / E-mail: taragoldresources@comcast.net

June 25, 2012

Jamie Kessel
Staff Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Tara Minerals Corp.
Form 8-K
Filed June 15, 2012
File No. 333-143512

Dear Jamie Kessel:

On behalf of the Company, we are responding to your letter dated June 22, 2012 (the "Comment Letter") addressed to Mr. Francis R. Biscan, Jr., the Principal Executive Officer of the Company, with respect to the above referenced filing.

Item 4.02 Form 8-K filed June 15, 2012

1.
Please amend your Form 8-K to provide the date you reached the conclusion regarding the non-reliance of your financial statements and identify each of the periodic Exchange Act reports that should no longer be relied upon as required by Item 4.02 (a)(1) of Form 8-K.

Management Response

The date of report on our Form 8-K was April 16, 2012, the date when the Company concluded that its financial statements for the three months ending March 31, 2011, the three and six months ending June 30, 2011 and the three and nine months ending September 30, 2011 should no longer be relied upon. This information will be included under Item 4.02 of our amended Form 8-K/A which will be filed concurrent with this letter.

On behalf of Tara Minerals Corp., in connection with the Company’s response to the Staff’s comment letter, the Company hereby confirms:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Lynda R. Keeton-Cardno, CPA
Principal Financial and Accounting Officer